SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                        Consolidated Natural Gas Company
             (Exact name of registrant as specified in its charter)

                Delaware                                 13-0596475
---------------------------------------    ------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)
          CNG Tower
      625 Liberty Avenue
   Pittsburgh, Pennsylvania                              15222-3199
---------------------------------------    ------------------------------------
(Address of principal executive offices)                 (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                   Name of each exchange on which
         to be so registered                   each class is to be registered
--------------------------------------     ------------------------------------
     Common Stock Purchase Rights                  New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box. / /

     Securities Act registration statement file number to which this form relates:

------------------------------------------
         (if applicable)

         Securities to be registered pursuant to Section 12(g) of the Act:
                                      None
-------------------------------------------------------------------------------
                                (Title of Class)

Item 1.    Description of Securities to be Registered

     On January 19, 1999, the Board of Directors of Consolidated Natural Gas Company (the "Company") adopted and approved the execution of Amendment No. 1 ("Rights Amendment No. 1"), dated as of January 19, 1999, to the Rights Agreement, dated as of January 23, 1996, between the Company and First Chicago Trust of New York, successor to Society National Bank, as Rights Agent (the "Rights Agreement" and the rights issuable thereunder, the "Rights"). The Rights Amendment No. 1 was executed to eliminate from the Rights Agreement all provisions requiring that certain actions taken in regard to the Rights Agreement which must be approved by the Board of Directors of the Company can only be approved if (i) the Board of Directors includes a specified number of directors who are not associated or affiliated with an acquiring person and who were in office at the time of the adoption of the rights plan or were nominated by members of the Board of Directors who were in office at the time of the adoption of the rights plan (all such directors, the "Continuing Directors"), and (ii) a majority of the Continuing Directors approved such action.

     On February 19, 1999, the Board of Directors of the Company adopted and approved the execution of Amendment No. 2 ("Rights Amendment No. 2"), dated as of February 19, 1999, to the Rights Agreement. Rights Amendment No. 2 was executed in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 19, 1999, between the Company and Dominion Resources, Inc. ("Dominion") which provides for a merger of the Company with and into Dominion with Dominion as the surviving corporation. Rights Amendment No. 2 provides that notwithstanding anything in the Rights Agreement to the contrary, neither Dominion nor any of its "Affiliates" and "Associates" shall be considered an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" (each as defined in the Rights Agreement) has occurred or will occur, in any such case as a result of the approval, execution or delivery of the Merger Agreement or the consummation of the transactions contemplated thereunder.

     On May 11, 1999, the Board of Directors of the Company adopted and approved the execution of Amendment No. 3 ("Rights Amendment No. 3"), dated as of May 11, 1999, to the Rights Agreement. Rights Amendment No. 3 was executed in connection with the execution of the Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"), dated as of May 11, 1999, between the Company and Dominion which provides for a business combination of the Company and Dominion. Rights Amendment No. 3 provides that notwithstanding anything in the Rights Agreement to the contrary, neither Dominion nor any of its "Affiliates" and "Associates" shall be considered an "Acquiring Person" and no "Shares Acquisition Date" or "Distribution Date" (each as defined in the Rights Agreement) has occurred or will occur, in any such case as a result of the approval, execution or delivery of the Amended Merger Agreement or the con-summation of the transactions contemplated thereunder. A summary of the Rights as amended follows:

Summary of Rights

     On January 23, 1996, the Board of Directors of Consolidated Natural Gas Company declared a dividend distribution of one Right for each outstanding share of common stock, $2.75 par value, of the Company (the "Common Stock") to the stockholders of record at the close of business on February 28, 1996 (the "Record Date"). The rights were issued pursuant to the shareholder rights plan which was approved by the Board of Directors on November 13, 1995. Each Right entitles the registered holder to purchase from the Company one-half of one share of the Common Stock at a price of $175 per share (the "Purchase Price"), being $87.50 per half share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") between the Company and First Chicago Trust of New York, successor to Society National Bank, as Rights Agent (the "Rights Agent"), as amended by Rights Amendment No. 1, Rights Amendment No. 2 and Rights Amendment No. 3.

Distribution Date: Transfer of Rights

     Until the earlier to occur of (i) ten days following the date (the "Shares Acquisition Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Amended Merger Agreement or the consummation of the transactions contemplated thereby)) of the public announcement that a person or group of affiliated or associated persons (an "Acquiring Person" (which term shall not include Dominion or any of its respective "Affiliates" and "Associates" which may otherwise become Acquiring Persons solely by reason of the approval, execution or delivery of the Amended Merger Agreement)) has acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 10% or more of the voting power of the outstanding shares of Voting Stock or
(ii) ten days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 10% or more or the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date" (which date shall not be deemed to have occurred solely by reason of the approval, execution or delivery of the Amended Merger Agreement)), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on February 28, 2006, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

     In the event that a Person becomes an Acquiring Person at any time following the Distribution Date, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right then in effect. Notwithstanding any of the foregoing, following the occurrence of such event set forth in this paragraph, all Rights that are or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In addition, the Company may, at its option, at any time after any person has become an Acquiring Person and on the terms and conditions set forth in the Rights Agreement, exchange all or part of the then outstanding and exercisable Rights for shares of the Common Stock at an exchange ratio of one share of the Common Stock per each share of the Common Stock for which a Right is then exercisable.

Exercise of Rights for Shares of the Acquiring Company

     In the event that, at any time following the Shares Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger in which the Company is the survivor and the shares of the Common Stock remain unchanged), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right then in effect.

Adjustments to Purchase Price

     The Purchase Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to ad-justment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase shares of the Common Stock or convertible securities at less than the then Current Market Price of the Common Stock or
(iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in the Common Stock) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board of Directors of the Company may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

     With certain exceptions, no adjustments in the Purchase Price will be required until the earlier of (i) three years from the date of the event giving rise to such adjustment or (ii) the time at which cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

     At any time prior to 5:00 P.M. New York City time on the tenth day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors may exchange the Rights (other than Rights owned by an Acquiring Person, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other securities, cash or other assets deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised or exchanged for Common Stock, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock or other consideration of the Company or for the stock of the Acquiring Person as set forth above, or are exchanged as provided in the preceding paragraph.

Amendment to Terms of the Rights

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, however, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Board of Directors may also extend the redemption period for up to an additional 20 days.

     A copy of the Rights Agreement, and the amendments thereto, are filed herewith. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibits, which are hereby incorporated by reference.

Item 2. Exhibits

     1 Rights Agreement, dated as of January 23, 1996, between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank, as Rights Agent (incorporated by reference to
          Exhibit 1 to the Company's Form 8-A, dated January 23, 1996).

     2 Amendment No. 1, dated as of January 19, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank (incorporated by reference to Exhibit 2 to the Company's Form 8-A/A, dated March 4,1999).

     3 Amendment No. 2, dated as of February 19, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank (incorporated by reference to Exhibit 3 to the Company's Form 8-A/A, dated March 4,
          1999) .

     4 Amendment No. 3, dated as of May 11, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duty caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                CONSOLIDATED NATURAL GAS COMPANY


Date:  May 21, 1999


                                By:  /s/ David M. Westfall
                                     --------------------------------------
                                     Name:  David M. Westfall
                                     Title: Senior Vice President,
                                            Nonregulated Business and
                                            Chief Financial Officer

                                  EXHIBIT INDEX

Number                  Description

1 Rights Agreement, dated as of January 23, 1996, between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank, as Rights Agent (incorporated by reference to
     Exhibit 1 to the Company's Form 8-A, dated January 23, 1996).

2 Amendment No. 1, dated as of January 19, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank (incorporated by reference to Exhibit 2 to the Company's Form 8-A/A, dated March 4, 1999).

3 Amendment No. 2, dated as of February 19, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank (incorporated by reference to Exhibit 3 to the Company's Form 8-A/A, dated March 4, 1999).

4 Amendment No. 3, dated as of May 11, 1999, to the Rights Agreement between Consolidated Natural Gas Company and First Chicago Trust of New York, successor to Society National Bank.